

Mail Stop 3628

October 29, 2009

**Via Facsimile (901.684.2339) and U.S. Mail**

Greyson E. Tuck, Esq.
Gerrish McCreary Smith, PC
700 Colonial Road, Suite 200
Memphis, Tennessee 38117

> Re: **Citizens Financial Corp.**
> **Schedule 13E-3**
> **Filed on September 25, 2009**
> **File No. 005-82993**

Dear Mr. Tuck:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's proxy materials included as Exhibit A to the Schedule 13E-3, unless otherwise indicated.

The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

**Schedule 13E-3**

1.  We note that you are purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the Company private by causing the existing Common Stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Common Stock and newly authorized Class A Common Stock are separate classes of securities under Delaware law. The

analysis should include a detailed discussion and comparison of each feature of the Common Stock and the Class A Common Stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Common Stock and the Class A Common Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

2.      Based on past telephone conversations with you, we understand that the Company will not be sending to shareholders the Schedule 13E-3 but instead will be sending the proxy materials filed as Exhibit 99.A. We note that the some or all of the information contained in the Schedule 13E-3 is not provided in the proxy materials. For example, but without limitation, we refer you to Items 3, 4(e), 5, 9(b) and (c) and 11(b). Please revise the proxy materials to include such disclosure in the information the Company ultimately disseminates to security holders. See Rule 13e-3(e) and (f) of the Securities Exchange Act of 1934.

3.      In addition, we note that Item 5(a) of Schedule 13E-3 incorporates by reference information set forth under Item 13 of the Company's Form 10-K for the 2008 fiscal year. Please disclose such information, as opposed to incorporating such information by reference, in the proxy materials.

**Proxy Materials**

General

4.      We note the inclusion throughout the proxy materials of a description of the rights and privileges of the Class A Common Stock and the Class B Common Stock. Please supplement such disclosure to also include a description of the rights and privileges of the Common Stock. Also consider providing such disclosure in tabular format so that holders of Common Stock can better compare the rights and privileges of each class of common stock.

Recommendation of the Board of Directors, page 6

5.      Please revise throughout the proxy materials the definition of "affiliated shareholder" to conform with the definition in Exchange Act Rule 13e-3(a)(1). Such definition is the applicable definition for the various item requirements in Schedule 13E-3 and Regulation M-A.

Effect on Shareholders, page 28

6.      It appears that some of the disclosure in this section is responsive to Item 1013 of Regulation M-A yet does not appear in the Special Factors section of the proxy

materials, as required by Exchange Act Rule 13e-3(e)(1)(ii). Please revise accordingly.

7. We note the last paragraph on page 28 in the "Result" column. Please revise the disclosure to clarify with greater specificity how a holder can "establish to Citizen Financial's satisfaction" that such holder "in fact holds greater than 825 shares." As noted in our preceding comment, please include such disclosure in the Special Factors section of the proxy materials and also consider including similar disclosure in the summary section. Are there specific records a holder must provide the Company? When must such information be provided to assure it is accounted by the Company?

8. We note the first paragraph on page 29 in the "Result" column. Please disclose prominently in the Special Factors and summary section of the proxy materials that holders of Common Stock holding less than 825 shares who do not wish to receive Class A Common Stock in the merger should consider acquiring an appropriate number of shares in the holder's existing record account to reach the 825 share threshold. Please also revise the disclosure both here and in the Special Factors section to clarify with greater specificity the reference to taking such actions "*far enough in advance* of the Effective Time" (emphasis added).

Summary Financial Information, page 10

9. Please locate the Special Factors section in the front of this section. See Exchange Act Rule 13e-3(e)(1)(ii).

10. Please consider consolidating the information in this section with the selected historical financial information on page 37 to eliminate repetition.

Background and Purpose of the Amendment and Merger Proposal, page 14

11. It appears that the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind the Company's choice to engage in the transaction *at this time* as opposed to any other time in the Company's public company history. Please refer to Item 1013(c) of Regulation M-A.

Effects on Affiliates, page 18

12. The disclosure references "various effects" on the officers and directors of the Company but only discloses the effect on the percentage of ownership of Common Stock held by such officers and directors. In addition, it does not appear you have disclosed in the Special Factors section the effects of the transaction on *all* affiliates, as opposed to just the Company's officers and directors. Please

revise to include a reasonably detailed discussion of both the detriments and benefits of the transaction to all affiliates, as such term is defined in Exchange Act Rule 13e-3(a)(1).

Recommendation of the Board of Directors…, page 20

13.     We note the disclosure on the top of page 21 that the board may reject and not implement the Amendment and the Agreement of Merger, even after shareholder approval, if it determines that doing so would be in the best interests of the Company.  Disclose how the board will make such determination, including the factors upon which the decision would be based, and how it will provide notice to holders.

14.     We note the disclosure in the second bullet point on page 21 regarding Company information that will still be available following the suspension of the reporting requirements.  Please expand the disclosure to describe in greater detail such information and the Company's obligation to continue to provide it following suspension of the reporting requirements.

15.     The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  We note that the discussion on pages 20 through 22 does not appear to include a discussion of clauses (i), (ii), (iii) and (iv) of Instruction 2 to Item 1014.  If the board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

16.     Note that if the board has based its fairness determination on the analysis of factors undertaken by others (e.g., the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  Note however, that to the extent the board did not adopt another person's discussion and analysis or its financial advisor's analyses and discussions do not address each of the factors referenced in the preceding comment, the board must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

17.     On a related note, please also address how the board was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to *all* shareholders, rather than all shareholders unaffiliated with the Company.

18.     We note the discussion on page 22 regarding the lack of both a separate majority approval from unaffiliated shareholders and an unaffiliated representative. Please explain in the disclosure how the Company determined the transaction to be procedurally fair notwithstanding its decision not to implement these procedural safeguards.

Opinion of Financial Advisor, page 23

19.     Based on past telephone conversations with you, we understand that the fairness advisor prepared board books or a similar written presentation summarizing its discussion and analyses leading to its fairness determination. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. In addition, each presentation, discussion, or report presented by the fairness advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize the discussions referenced in this paragraph. See Items 1015(b)(6) and 1016(c) of Regulation M-A.

20.     The Special Factors section is also missing the disclosure required by Item 1015(b)(2) – (5) and (c), including the fee received by the advisor for its services. Please revise accordingly.

21.     The fairness opinion indicates in paragraphs 3 and 4 on page C-2 that, in preparing its fairness opinion, the financial advisor relied on "internally generated reports relating to asset/liability management, asset quality and similar documents," certain financial forecasts and projections of the Company prepared by management as well as the amount and timing of the cost savings expected to result from the merger furnished to the advisor by the Company. Please disclose such reports, financial projections and other information in the proxy materials. In doing so, please also disclose (i) the approximate date on which the reports, financial projections and other information provided in this section were last updated by management and (ii) the key business and economic assumptions underlying your projections.

22.     We note that page C-4 of the fairness opinion indicates that the fairness advisor's opinion is "intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any person or entity, or for any other purpose without [the advisor's] written consent." It is not appropriate for the financial advisor to disclaim liability. Please revise to delete this disclaimer.

Exchange and Payment Procedures, page 30

23.     Please include the form of transmittal materials as an appendix to your proxy statement.

Selected Historical Financial Data, page 36

24.     Please confirm your understanding regarding the Company's obligation to provide updated financial information in both the Schedule 13E-3 and proxy materials to reflect, when filed, the Company's Form 10-Q for the fiscal period ending September 30, 2009.

25.     It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the proxy materials summarized financial information required by Item 1010(c).  Please revise this section to provide the information required by Item 1010(c)(2) through (5) for the same periods specified in Item 1010(a), and if material, pro forma data for such information disclosing the effect of the transaction.  See Item 1010(c)(6).  To the extent you believe pro forma information is not material, please explain why.  We note the statement in Item 13 of the Schedule 13E-3 that ratio of earnings to fixed charges information is not applicable.  Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities.  Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K."  The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Closing Comments

        As appropriate, please amend the filing in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filings.

   Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

           Sincerely,


           Perry J. Hindin
           Special Counsel